StealthGas Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

March 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Justin Dobbie,
Legal Branch Chief

Re:	StealthGas Inc.
Registration Statement on Form F-3
Filed on February 6, 2013
File No. 333-186485

Dear Mr. Dobbie,

We refer to your letter dated March 1, 2013, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the Registration Statement on Form F-3 (the “Registration Statement”) of StealthGas Inc. (the “Company”). To facilitate your review, we have reproduced below the comments from the March 1 letter in italicized, bold face text. Our response follows each comment.

Where indicated below we have included changes to the disclosure in Amendment No. 1 to the Registration Statement, which we are filing contemporaneously with this response letter.

SEC Comment Number 1

General

Please remove the offering of purchase contracts or provide us with an example of the disclosure you intend to provide about these securities in connection with such an offering.

Company Response

The Company has revised the disclosure to clarify that it is registering purchase contracts only for its common stock or preferred stock, as further described in the revised disclosure appearing on page 16 of Amendment No. 1. The Company believes that the inclusion of such purchase contracts in a shelf registration statement is not uncommon and that such purchase contracts do not represent a novel or unusually complex security.

United States Securities and Exchange Commission

March 15, 2013

The Company further believes that the disclosure regarding such purchase contracts included in Amendment No. 1 is substantially similar in relevant part to that included in shelf registration statements of numerous other registrants.

SEC Comment Number 2

General

As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList. aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Company Response

The Company has added risk factor disclosure under a separate heading under “Risk Factors” on page 3 in accordance with the Staff’s comment.

SEC Comment Number 3

Registration Statement cover page

Refer to the last sentence of footnote (1) to the fee table. Please clarify that, to the extent separate consideration is received for securities that are issuable upon exercise, conversion, or exchange of other securities that are issued in units, the aggregate amount of such underlying securities is included in the aggregate offering price of all securities sold pursuant to this registration statement. It appears that such a statement would be consistent with footnote (4). Refer to Securities Act Rule 457(i).

Company Response

The Company has revised the disclosure in footnote (1) to the fee table to add an additional clarifying sentence in accordance with the Staff’s comment.

SEC Comment Number 4

Registration Statement cover page

Refer to footnote (4) to the fee table. Please explain the reference to Rule 416(c), which by its terms does not appear applicable to this registration statement.

Company Response

The Company has revised the disclosure in footnote (4) to the fee table to eliminate the reference to Rule 416(c) in response to the Staff’s comment.

United States Securities and Exchange Commission

March 15, 2013

SEC Comment Number 5

Exhibit 5.2

Please have counsel revise the second to last paragraph on page 2 to clarify that purchasers in the offering may rely on counsel’s opinion.

Company Response

The Company has filed a new opinion of counsel as Exhibit 5.2, which has been revised to eliminate the second to last paragraph referred to in the Staff’s comment.

*  *  *  *  *

In connection with responding to your comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at + 30 210 625 0001 or Stephen P. Farrell or Finn Murphy, of our counsel Morgan, Lewis & Bockius LLP, at (212) 309-6050 or (212) 309-6704, respectively.

Very truly yours,

STEALTHGAS INC.

/s/ Harry N. Vafias Harry N. Vafias
Chief Executive Officer

cc:	Morgan, Lewis & Bockius LLP

  Stephen P. Farrell

  Finn Murphy

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